



05037321

SECURI1   .SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FEB 2 8 2005

SEC FILE NUMBER

8- 45573

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2004___ AND ENDING___December 31, 2004___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Workman Securities Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

6500 City West Parkway, Suite 350
                              (No. and Street)

Eden Prairie   Minnesota   55344
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul J. Maxa   952-541-6094
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert H. Williams, LLC
                        (Name – *if individual, state last, first, middle name*)

7400 Metro Blvd., Suite 100   Edina   Minnesota   55439
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 7 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Paul J. Maxa_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Workman Securities Corporation_____ , as of __December 31_____ , 20 _04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

CEO

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORKMAN SECURITIES CORPORATION

TABLE OF CONTENTS

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Workman Securities Corporation
Eden Prairie, Minnesota

We have audited the accompanying statements of financial condition of Workman Securities Corporation as of December 31, 2004 and 2003 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statements of Workman Securities Corporation as of December 31, 2003 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 6, 2004. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, financial statements referred to above present fairly, in all material respects, the financial position of Workman Securities Corporation at December 31, 2004 and 2003 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

February 8, 2005

WORKMAN SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

December 31, 2004 and 2003

ASSETS

	2004	2003
Cash	$ 65,658	$ 55,951
Cash deposits with clearing organizations	25,000	25,000
Total cash	90,658	80,951
Commissions receivable	484,486	110,600
Advances to brokers	500	-
Prepaid expenses	14,139	6,419
Furniture and equipment at cost less accumulated depreciation of $55,058 and $51,128	6,282	7,983
Securities owned:		
Not readily marketable, at estimated fair value	22,200	22,200
Total assets	$ 618,265	$ 228,153

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
Liabilities		
Accrued commissions	$ 238,100	$ 99,600
Other accrued expenses	352	2,166
Due to officer	-	12,000
Total liabilities	238,452	113,766
Stockholder's equity		
Common stock, no par value		
2,000 shares authorized		
1000 shares issued and outstanding	25,000	25,000
Additional paid-in capital	372,929	242,929
Retained earnings (deficit)	(18,116)	(153,542)
Total stockholders' equity	379,813	114,387
Total liabilities and stockholders' equity	$ 618,265	$ 228,153

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF INCOME

For The Years Ended
December 31, 2004 and 2003

	2004	2003
Revenues		
Commission income	$ 6,166,600	$ 4,412,685
Representative fees	-	500
Miscellaneous income	1,631	3,931
Interest	3,644	2,737
	6,171,875	4,419,853
Expenses		
Commissions	5,264,971	3,703,277
Management fee	172,505	175,000
Licensing and registration	34,155	25,711
Office supplies and expense	89,977	87,490
Professional fees	54,221	34,809
Training and compliance	29,134	5,155
Business insurance	3,817	(3,958)
Dues and subscriptions	4,143	3,097
Customer settlements	8,836	19,179
Depreciation	3,930	4,750
Clearing costs	46,560	30,651
Advertising	882	1,763
Salaries and wages	235,977	222,609
Payroll taxes	18,681	19,780
Producer conference	2,504	9,192
Employee functions	107	530
Printing	2,655	2,820
Meals and entertainment	1,577	792
Travel	3,267	3,925
Recruitment	29,807	17,960
Technology	17,594	8,017
Interest	1,350	-
Other expenses	9,499	4,421
Total expenses	6,036,149	4,376,970
Net income before income taxes	135,726	42,883
Provision for income taxes	300	300
Net income	$ 135,426	$ 42,583

The accompanying notes are an integral part of these financial statements.

WORKMAN SECURITIES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For The Years Ended
December 31, 2004 and 2003

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total
	Shares	Amount			
Balance, December 31, 2002	1000	$ 25,000	$ 242,929	$(196,125)	$ 71,804
Net income				42,583	42,583
Balance December 31,2003	1000	$ 25,000	$ 242,929	$(153,542)	$ 114,387
Contributed capital			130,000		130,000
Net income				135,426	135,426
Balance December 31, 2004	1000	$ 25,000	$ 372,929	$ (18,116)	$ 379,813

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

For the Years Ended
December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Fees and commissions received	$ 5,794,345	$ 4,402,662
Cash paid to suppliers and employees	(5,902,403)	(4,361,225)
Interest received	3,644	2,737
Interest paid	(1,350)	-
Income taxes paid	(300)	(300)
Net cash provided (used) by operating activities	(106,064)	43,874
Cash flows from investing activities:		
Purchase of fixed assets	(2,229)	(5,318)
Repayment to officer	(12,000)	-
Net cash used by investing activities	(14,229)	(5,318)
Cash flows provided by financing activities:		
Contributed capital	130,000	-
Net increase in cash	9,707	38,556
Cash at beginning of year	80,951	42,395
Cash at end of year	$ 90,658	$ 80,951
Reconciliation of net income to net cash provided (used) by operating activities:		
Net income	$ 135,426	$ 42,583
Adjustments:		
Depreciation	3,930	4,750
Increase in commissions receivable	(373,886)	(14,454)
Decrease (increase) in advances to brokers	(500)	4,878
Increase in prepaid expenses	(7,720)	(5,167)
Increase in accrued commissions	138,500	9,600
Decrease (increase) in other accrued expenses	(1,814)	1,684
Total adjustments	(241,490)	1,291
Net cash provided (used) by operating activities	$ (106,064)	$ 43,874

The accompanying notes are an integral part of these financial statements.

1.   Nature of Business

Workman Securities Corporation is registered as a broker-dealer under the Securities
Exchange Act of 1934. As of December 31, 2004, the company is a registered broker-
dealer in 46 states.

The majority of the Company's commission revenue is earned from variable annuity and
mutual fund investments and transfers executed on behalf of its customers. The
Company also earns commissions on various life insurance products, universal life and
variable life insurance policies, and securities transactions.

2.   Significant Accounting Policies

Cash and Cash Equivalents:

> The Company includes money market funds in the category of cash as presented
> in the cash flow statement.

Commissions Receivable:

> Receivable from clearing organization primarily represents accruals for
> commission amounts due from various mutual fund sponsors and life insurance
> companies. It is the Company's policy to use the reserve method to write off
> uncollectible accounts. Management anticipates no substantial losses from
> present receivable balances. Therefore, no provision has been made for doubtful
> accounts at December 31, 2004 and 2003.

Depreciation:

> Office equipment is stated at cost. Repairs and maintenance are expensed as
> incurred. The company provides for depreciation using the straight-line method
> over the estimated useful lives of the assets. Accelerated methods of
> depreciation are used for income tax purposes. The estimated useful lives of the
> assets are three to five years.
>
> The Company reviews its property and equipment for impairment whenever
> events indicate that the carrying amount of the asset may not be recoverable. An
> impairment loss is recorded when the sum of the future cash flows is less than the
> carrying amount of the asset. The amount of the loss is determined by comparing
> the fair market values of the assets to the carrying amount of the assets.

Investments:

> The Company's investments are reported at cost, which approximates market
> value.

Income Taxes:

The Company is an S corporation for income tax purposes. As such, the
Company is not subject to federal and Minnesota income taxes. The taxable
income or loss resulting from operations, along with various tax credits, are
reported by the stockholders on their federal and Minnesota individual income
tax returns.

Revenue Recognition:

Commission revenue and related expenses for mutual fund and securities
transactions and variable annuity contract purchases are recorded on a trade-date
basis. Commission revenue and related expenses for life insurance policies are
recorded when the insurance company approves the policy.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted
accounting principles requires management to make estimates and assumptions
that affect certain reported amounts and disclosures. Accordingly, actual results
could differ from those estimates.

3.   Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities
and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule and effective June 1,
2002, the Company is required to maintain net capital equal to the greater of $25,000 or
6-2/3% of aggregate indebtedness. At December 31, 2004 and 2003, the Company had
net capital, as computed under the rule, of $142,506 and $77,785 respectively.

4.   Exemption – SEC Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission
as all customer transactions are cleared through another broker/dealer on a fully disclosed
basis. The Company, therefore, is not required to make the periodic computation of
reserve requirements for the benefit of customers.

As part of our examination we ascertained the Company was in compliance with the
exemptive provisions of SEC Rule 15c3-3 as of December 31, 2004. No facts came to
our attention indicating that the firm had not complied with the conditions of the
exemption to Rule 15c3-3 since the last audit.

5.   SIPC Supplemental Report

The requirements for filing an SIPC Supplemental Report is not applicable, since SIPC
has suspended assessments based on net operating revenue.

6.   Related Party Transactions

BDMA, Inc. owns 100% of the outstanding stock of the Company. The Company entered
into a management agreement with BDMA, Inc. on January 1, 2002. The agreement
provided BDMA, Inc. the right to manage the Company and the right to receive the
profits generated by the Company. The agreement was amended June 30, 2004 to
include monthly office rent of $1,743.13 and equipment rental of $455.84 commencing
July 1, 2004.

7.   Net Capital Shortfall

Due to a client reversing an annuity contract, the Company fell below its required
minimum net capital requirement for a short period of time in the months of November
2003, January 2004 and March 2004. When the shortfall was discovered in April 2004,
the shareholder contributed capital to eliminate the shortfall. The Company could be
assessed a penalty as a result of the shortfall.

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Workman Securities Corporation
Eden Prairie, Minnesota

We have audited the accompanying financial statements of Workman Securities Corporation as of and for the year ended December 31, 2004, and have issued our report thereon dated February 8, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

February 8, 2005

WORKMAN SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

Net Capital		
Total stockholders' equity		$ 379,813
Deductions		
Non-allowable assets:		
Due from reps	$ 194,686	
Prepaid expenses	14,139	
Property and equipment, net	6,282	
Investment	22,200	
Total		237,307
Adjusted net capital		$ 142,506
Minimum net capital requirement per rule 15c3-1(a)(2)(vi)		
(The greater of $25,000 or 6 2/3% of aggregate indebtedness)		
Aggregate indebtedness		$ 238,452
Computation of excess net capital		
Adjusted net capital		$ 142,506
Minimum net capital required:		
Dollar minimum	$ 25,000	
6-2/3% of aggregate indebtedness	15,897	
Greater of above		25,000
Excess net capital		$ 117,506
Ratio of aggregate indebtedness to net capital		1.67

See independent auditors report on supplementary information.

WORKMAN SECURITIES CORPORATION

RECONCILIATION BETWEEN THE COMPUTATION FOR DETERMINING NET CAPITAL AND AGGREGATE INDEBTEDNESS AS PRESENTED HEREIN AND AS REPORTED BY THE COMPANY IN FORM X-17a-5(a)

December 31, 2004

	Net Capital	Aggregate Indebtedness
Total per Form X-17a-5(a)	$ 141,452	$ 238,100
Adjustments:		
Corporate income taxes	(300)	300
Accrued payroll taxes	(52)	52
Miscellaneous income	1,406	-
Total per this report	$ 142,506	$ 238,452

See independent auditors report on supplementary information.

- 11 -

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

INDEPENDENT AUDITORS' REPORT ON

INTERNAL CONTROL

Board of Directors
Workman Securities Corporation
Eden Prairie, Minnesota

In planning and performing our audit of the financial statements of Workman Securities Corporation for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of difference required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

February 8, 2005